CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

September 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

John Zitko, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington, D.C. 20549
Re:	Golden West Brewing Company, Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-121351

Dear Mr. Zitko:

            On behalf of Golden West Brewing Company (the "Company"), please be advised that the Company has on this date electronically filed by EDGAR with the Commission its Pre-Effective Amendment No. 3 to Form SB-2 Registration Statement.

            I am enclosing herewith for your convenience two sets of the Amendment, each set consisting of one redlined and one clean Registration Statement.

            To expedite your review, please accept the following in response to the comments of the Commission dated July 22, 2005:
Comment 1:

Supplementally, please be advised that the disclosures that were made with respect to the status of the applications for regulatory approval were due to the combination of a miscommunication with the Company's consultant that actually was responsible for preparing and filing the application, and an administrative mistake that occurred with the applications. In fact, the applications were submitted in February 2005, although we believed that the applications had been completed at an earlier date. In addition, unknown to the Company, it appears that the application to the California Department of Alcoholic Beverage Control was filed in the wrong office and was not rerouted to the correct office until April 2005. By our previous disclosures, we did not intend to imply that our applications had in any way been approved.

In fact, the acquisition of Butte Creek did obtain all necessary regulatory approvals as of August 2005, and the transaction was closed and consummated on August 31, 2005 in conformity with all regulatory requirements.

Comment 2

In light of our response to Comment No. 1 and the fact that all regulatory approvals have been obtained and the acquisition consummated, we would respectfully submit that further inquiry into the matter of the Company's regulatory submissions is moot.

Comment 3	Revised throughout to indicate that all regulatory approvals have been obtained and the acquisition consummated.

Comment 4	Supplementally, we have been advised to file just the tabbed EDGAR version. We are investigating how to file clean and redline by EDGAR.

Comment 5

In view of the fact that the acquisition of Butte Creek has been completed, the Company has revised the Fund Escrow Agreement, and the description of the terms of the offering, to provide that all proceeds of the offering will be deposited and held in escrow until the offering is terminated. If the offering is terminated and at least the minimum has been sold, the funds will be released to the Company. If the offering is terminated and the minimum offering has not been sold, the subscriptions will be returned to investors. We have revised the disclosures throughout to reflect this modified arrangement.

Comment 6	Revised as requested. See page 1.

Comment 7	Revised throughout to reflect the modified escrow arrangement. See page 1 and throughout.

Comment 8	See response to Comments 5 and 6.

Comment 9	See response to prior Comments. Disclosure has been revised throughout to reflect the consummation of the acquisition of Butte Creek on August 31, 2005.

Comment 10	Revised as requested. See page 5.

Comment 11	We believe that we have revised the Risk Factors to avoid using a generic description of risk to investors.

Comment 12	Revised as requested. We have removed the risk factor. See page 6.

Comment 13	We believe that the risk to investors in the subject risk factors is adequately and properly described.

Comment 14	Revised as requested. See page 9.

Comment 15	Revised as requested. See page 15.

Comment 16	Revised as requested. See page 15.

Comment 17	Revised as requested. See page 15.

Comment 18	Revised as requested. We have deleted any reservation of right to modify the use of proceeds. See page 15.

Comment 19	Revised as requested. See page 17.

Comment 20

Supplementally, please be advised that net tangible book value is derived from the pro forma balance sheet as of June 30, 2005:

Total assets.                          $966,278
Goodwill in Butte Creek.        (426,834)
Intangibles in acquisition.         (25,000)
Deferred offering costs          (139,373)
Intangibles                                (3,988)
Total liabilities                       (630,144)
Net tangible book value         (259,061)

Comment 21	Revised as requested. See page 27.

Comment 22	Revised as requested. See page 24.

Comment 23	Revised as requested. See pages 11 and 31 to 32.

Comment 24	Revised as requested. See page 14 and 26.

Comment 25	Revised as requested. See page 26.

Comment 26	This statement has been modified to reflect the belief of management. See page 26.

Comment 27	Revised as requested. See page 30.

Comment 28

We have revised the disclosure to clarify that the credits are available under credit cards. Supplementally, please be advised that there are no loan documents and terms on the credit cards are as disclosed.

Comment 29	Revised as requested. See page31. Further, the notes and security agreement are being filed as exhibits.

Comment 30

Supplementally, we believe the full paragraph at the bottom of page 34 discloses all of the affiliations and relationships between Golden West, its officers and directors, and Butte Creek and its officers and directors. The related party secured loans entered into in September 2005 are additionally disclosed in the MD&A and in the Certain Relationship sections.

Comment 31

Revised the disclosure on page 34. Supplementally, please be advised that the shares will be held by Butte Creek and will not and may not be distributed by Butte Creek to its members unless pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. At the present time, there is no agreement, arrangement or understanding that the shares held by Butte Creek will be registered for distribution to its members.

Comment 32

We believe that the risk factor at page 14 properly discloses the absence of agreements with suppliers and the risk of a hops shortage such as the one recently experienced. We believe that there exists no material risk of a grain shortage. At page 41 we have disclosed that we have no affiliated vendors.

Comment 33	Revised as requested. See Sales and Distribution at page 41.

Comment 34

We believe that the risk factor at page 12 related to our distributors and the discussion at page 41 under Sales and Distribution disclose the material information regarding our relationships to and dependence upon our distributors.

Comment 35

A conformed copy of the Trademark Assignment is filed herewith. We had intended that it be filed with the last amendment, and concur that inadvertently it was not. We have disclosed the consideration given at page 42.

Comment 36	Revised as requested. See page 43.

Comment 37

We have revised the disclosure to clarify that the shares were issued effective December 2003. We have also disclosed at page 52 that certificates have not yet been issued. Supplementally, please be advised that none of the shares of common stock that have been issued to date by Golden West have been certificated. This is common practice where it is anticipated that share certificates will be printed only after a CUSIP number is issued by Standard and Poors, which is included on the certificate. The Delaware corporation code, Section 158, also contemplates that shares may be uncertificated.

Comment 38	We believe that the disclosures on pages 30 and 52 consistently state that Mr. Atmore is the guarantor of the credit cards.

Comment 39	Revised as requested. See page 52.

Comment 40	A supplemental response was previously filed.

Comment 41	A supplemental response was previously filed.

Comment 42	Revised as requested. See page 56

Comment 43	Revised as requested. See page 56.

Comment 44

Supplementally, please be advised that the financial statements were not released or distributed to anyone except the Commission by filing. The filing never cleared since it is subject to review by the Commission, and, therefore, we do not believe that this constitutes a restatement to the financial statements.

Comment 45	The audit report has been revised to include applicable periods audited. Please see response to Comment No. 44 with respect to the issue of restatement.

Comment 46	Revised as requested. The Company has revised its estimated offering costs to $150,000 and has revised the registration statement throughout to reflect this revision.

Comment 47	The effective date of the acquisition was the closing date, to wit: August 31, 2005. As a result, the acquisition did not have any retroactive effect on the financial statements.

Comment 48	Revised as requested. Conformed copies of executed exhibits are filed with this amendment.

Comment 49	Revised as requested. Conformed copies of executed Lock-up letters are filed with this amendment.

             Please let me know if you have further comments or questions.
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

CLN: nn
cc: Mr. Brian Power